SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of May 2009
Commission File Number 000-50991
TELVENT GIT, S.A.
(Translation of registrant’s name into English)
Valgrande, 6, 28108, Alcobendas, Madrid, Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F  ☑                Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes  ☐                No  ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes  ☐               No  ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes  ☐               No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

     On May 11, 2009, Telvent GIT, S.A. (“Telvent”) announced that it appointed, effective May 5, 2009, Mr. Javier Garoz as General Manager of Corporate Development, including as part of his new responsibilities Business Development, M&A, R&D, and Marketing and Communication. On the same day, Telvent appointed Mr. Cristóbal Ramos as Executive Vice President Environment.
     Mr. Javier Garoz, Telvent’s current General Manager of Corporate Development, served as Telvent’s Executive Vice President Environment and Business Development from December 2003 through May 5, 2009. From 2002 until December 2003, Mr. Garoz held the position of Manager of the Environmental Division in Seville, Spain. He joined Telvent in 2001, holding several positions in sales and management. Prior to joining Telvent, Mr. Garoz worked for 16 years in several international and national businesses occupying various positions, including general director, European commercial director, director of international marketing, regional director and sales manager. Mr. Garoz holds a bachelor’s degree in marketing and commercial management from ESIC and has completed the Program of Director Development through IESE Business School of the University of Navarra, Spain.
     Mr. Cristóbal Ramos, Telvent’s current Executive Vice President Environment, previously served as Telvent’s Environment Operations Vice President from 2007 through May 5, 2009. Mr. Ramos joined Telvent in 1988 as a software engineer. Since 1990, he worked as a Project Leader and Project Manager in Telvent’s SCADA software/systems development projects. Mr. Ramos became Manager of the Meteorology Department within Telvent Energy and Environment in 1998 and was named Director of the Environment Division in 2003. Mr. Ramos holds a degree in Industrial Engineering from Seville University, Spain. He also holds an MBA from the Instituto San Telmo in Seville, Spain.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELVENT GIT, S.A. (Registrant)
By:	/s/ Manuel Sánchez
	Name:	Manuel Sánchez
	Title:	Chief Executive Officer

Date: May 11, 2009